FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2002 Commission File No.: 1-11796

PE
8-1-02

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: August 22, 2002

By: [signature]
Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Second Quarter Report to Shareholders/ Press Release dated July 19, 2002	5

EXHIBIT 1

Exhibit 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS SECOND QUARTER RESULTS

TORONTO, Ontario (July 19, 2002) – Masonite International Corporation today announced its results for the second quarter ended June 30, 2002. Masonite International Corporation reports in U.S. dollars.

Second Quarter Highlights

- Sales increase 15% to $415.5 million
- Internal sales growth represents 40% of increase
- EBITDA increases 57%
- EBITDA margin increases from 9.7% to 13.2%
- EBIT increases 61%
- EBIT margin increases from 7.6% to 10.6%
- Net Income increases 68%
- Earnings per share increases 40%

Six Month Highlights

- Sales increase 17% to $796 million
- Internal sales growth represents 45% of increase
- EBITDA increases 60%
- EBITDA margin increases from 9.2% to 12.5%
- EBIT increases 65%
- EBIT margin increases from 6.9% to 9.7%
- Net Income increases 75%
- Earnings per share increases 48%

Masonite®

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

Reported	6/30/02	6/30/01	Increase
SALES	$415.5	$360.6	15%
EBITDA	$55.0	$35.1	57%
EBIT	$43.9	$27.3	61%
INTEREST EXPENSE	$12.0	$6.2	93%
NET INCOME	$22.0	$13.1	68%
EPS	$0.42	$0.30	40%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Six Months Ended

Reported	6/30/02	6/30/01	Increase
SALES	$796.0	$680.7	17%
EBITDA	$99.7	$62.4	60%
EBIT	$77.6	$46.9	65%
INTEREST EXPENSE	$23.5	$12.8	83%
NET INCOME	$38.2	$21.8	75%
EPS	$0.74	$0.50	48%

Sales for the three month period ended June 30, 2002 were $415.5 million, a 15% increase over the $360.6 million reported in the same period in 2001. Internal growth in the quarter accounted for approximately 40% of the increase in sales. For the six months ended June 30, 2002 sales were $796.0 million, a 17% increase over the $680.7 million reported in the same period in 2001. Internal growth for the six month period accounted for approximately 45% of the increase in sales.

Net income for the three month period ended June 30, 2002 was $22.0 million compared to $13.1 million reported in the same period in 2001. Earnings per share were $0.42 for the three month period compared to $0.30 per share in the same period in the prior year. Net income for the six month period ended June 30, 2002 was $38.2 million compared to $21.8 million reported in the same period in 2001. Earnings per share were $0.74 for the six month period compared to $0.50 per share in the same period in the prior year.

Philip S. Orsino, President and Chief Executive Officer stated, "Higher earnings are the result of revenue growth, improved operating performance and the realization of the benefits from vertical integration. Our primary objectives are to continue to increase sales, improve profitability and use free cash flow to reduce debt."

As previously announced on July 11, 2002, Masonite has entered into an agreement with SunTrust Bank of Atlanta to amend its existing senior secured credit facility. The underwritten agreement will enable Masonite to prepay in full the principal and interest on its subordinated long-term debt of $125 million for $105 million. The subordinated long-term debt bears interest at 11.25% and was incurred to acquire Masonite Corporation in August 2001. The amended agreement will also enable the Company to reduce interest rates on the senior secured credit facility and is expected to be completed on July 31, 2002.

After the transaction, Masonite's total available debt will consist of $700 million in senior secured facilities of which approximately $590 million will be outstanding on July 31, 2002. When compared to the Company's current financing structure, the annual cost savings from this transaction are expected to be approximately $8.0 million after tax and are expected to result in an annual increase in earnings per share of approximately $0.15.

Late in the second quarter Masonite completed the acquisition of the remaining 50% of the shares not previously owned of Fibramold S.A. of Cabrero, Chile and Premdor Mexico S.A. de C.V. of Monterrey, Mexico from Forestal Terranova S.A. of Santiago, Chile. Fibramold S.A. is a state- of-the-art molded door facing manufacturing facility serving the South American market and exporting to Masonite's North American interior door plants. Premdor Mexico is a modern door manufacturing plant producing interior and exterior doors for the domestic and export markets. The aggregate purchase price was approximately $23 million consisting of $14 million in cash and approximately 485,000 common shares of Masonite International Corporation. No incremental operating results were included in the second quarter from this transaction. Both companies will change their name to Masonite.

Commencing in 2002, in accordance with current accounting standards, goodwill is no longer amortized. Had this accounting standard been adopted in 2001, earnings per share in 2001 would have been $0.01 higher in the second quarter and $0.03 higher for the six month period ending June 30.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of six months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 796,028	$ 680,664
Cost of goods sold	623,851	559,452
	172,177	121,212
Selling, general and administration	72,518	58,853
Income before undernoted items	99,659	62,359
Depreciation and amortization	22,104	15,447
Income before interest and income taxes	77,555	46,912
Interest	23,538	12,835
	54,017	34,077
Income taxes	12,707	10,232
	41,310	23,845
Non-controlling interest	3,152	2,087
Net income	38,158	21,758
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 244,469	$ 188,609
Earnings per share	$ 0.74	$ 0.50
Diluted earnings per share	$ 0.71	$ 0.50

Masonite®

Promo 9

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 415,457	$ 360,585
Cost of goods sold	322,380	296,171
	93,077	64,414
Selling, general and administration	38,068	29,345
Income before undernoted items	55,009	35,069
Depreciation and amortization	11,093	7,743
Income before interest and income taxes	43,916	27,326
Interest	12,022	6,243
	31,894	21,083
Income taxes	7,640	6,452
	24,254	14,631
Non-controlling interest	2,208	1,533
Net income	22,046	13,098
Retained earnings, beginning of period	222,423	175,511
Retained earnings, end of period	$ 244,469	$ 188,609
Earnings per share	$ 0.42	$ 0.30
Diluted earnings per share	$ 0.41	$ 0.30

Masonite®

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30 2002	December 31 2001
ASSETS		
Cash	$ 48,827	$ 40,611
Accounts receivable	223,388	201,765
Inventories	274,979	256,689
Income taxes recoverable	-	2,138
Prepaid expenses	15,995	12,055
Future income taxes	20,302	20,479
Assets held for sale	22,090	117,542
	605,581	651,279
Property, plant and equipment	675,024	614,216
Other assets	162,290	173,985
Future income taxes	13,001	2,806
	$ 1,455,896	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 6,223	$ 105,377
Accounts payable	217,207	217,814
Income taxes payable	337	-
Current portion of long-term debt	33,679	16,177
	257,446	339,368
Long-term debt	475,163	473,703
Subordinated long-term debt	124,437	117,716
Non-controlling interest	25,360	28,125
Future income taxes	79,360	78,152
	961,766	1,037,064
Common stock	256,772	236,262
Retained earnings	244,469	206,311
Foreign currency translation	(7,111)	(37,351)
	494,130	405,222
	$ 1,455,896	$ 1,442,286

Masonite®

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of six months ended June 30
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 38,158	$ 21,758
Depreciation and amortization	22,104	15,447
Accretion of interest	6,721	-
Non-controlling interest	3,152	2,087
Cash reinvested in working capital and other	(39,800)	(15,058)
	30,335	24,234
Cash flow from investing activities		
Proceeds from sale of assets	102,219	-
Additions to property, plant and equipment, net	(16,139)	(10,511)
Acquisitions	(13,908)	-
Other investing activities	(9,578)	(300)
	62,594	(10,811)
Cash flow from financing activities		
Proceeds from issue of common stock	9,529	-
Net change in bank and other indebtedness	(99,154)	(13,531)
Net (Repayment) issue of long-term debt	(6,203)	1,424
	(95,828)	(12,107)
Foreign currency translation adjustment	11,115	(4,462)
Increase (decrease) in cash	8,216	(3,146)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 48,827	$ 732

Masonite®

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended June 30
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 22,046	$ 13,098
Depreciation and amortization	11,093	7,743
Accretion of interest	3,361	-
Non-controlling interest	2,208	1,533
Cash reinvested in working capital and other	(15,073)	(963)
	23,635	21,411
Cash flow from investing activities		
Proceeds from sale of assets	2,210	-
Additions to property, plant and equipment, net	(7,925)	(5,089)
Acquisitions	(13,908)	-
Other investing activities	(1,227)	(325)
	(20,850)	(5,414)
Cash flow from financing activities		
Proceeds from issue of common stock	7,643	-
Net change in bank and other indebtedness	1,914	(13,349)
Repayment of long-term debt	(5,074)	(5,342)
	4,483	(18,691)
Foreign currency translation adjustment	11,925	1,330
Increase (decrease) in cash	19,193	(1,364)
Cash, beginning of period	29,634	2,096
Cash, end of period	$ 48,827	$ 732

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of six months ended June 30
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 666,951	$ 572,997
Europe	129,077	107,667
	$ 796,028	$ 680,664
Segment operating income		
North America	$ 77,733	$ 52,141
Europe	13,770	6,091
	91,503	58,232
Expenses		
General	13,948	11,320
Interest	23,538	12,835
Income taxes	12,707	10,232
Non-controlling interest	3,152	2,087
	53,345	36,474
Net Income	$ 38,158	$ 21,758

Product Line Segment Data	2002	2001
Sales:		
Interior products	$ 536,027	$ 446,728
Exterior products	260,001	233,936
	$ 796,028	$ 680,664

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended June 30
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 349,796	$ 305,588
Europe	65,661	54,997
	$ 415,457	$ 360,585
Segment operating income		
North America	$ 44,050	$ 29,315
Europe	7,534	3,627
	51,584	32,942
Expenses		
General	7,668	5,616
Interest	12,022	6,243
Income taxes	7,640	6,452
Non-controlling interest	2,208	1,533
	29,538	19,844
Net Income	$ 22,046	$ 13,098

Product Line Segment Data		
Sales:		
Interior products	$ 274,972	$ 228,993
Exterior products	140,485	131,592
	$ 415,457	$ 360,585

Masonite®

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Period ended June 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles for interim financial statements in Canada. Accordingly, certain footnote information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The unaudited consolidated financial statements included herein should be read in conjunction with Masonite International Corporation's Annual Report for the year ended December 31, 2001.

The unaudited consolidated financial statements are prepared using the same accounting polices and methods of application as were used in preparing the most recent annual financial statements except for the adoption of new accounting standards as described below. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation are included. Operating results for the interim period included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of Masonite International Corporation (the "Company") and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Unconsolidated investments in which the Company has less than a controlling interest are accounted for using the equity method.

Goodwill and other intangibles

Effective January 1, 2002 goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually by comparing their carrying value to the respective fair value. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

A review of business combinations prior to July 31, 2001 was performed by the Company with no changes required to the book value of goodwill and no previously unrecognized intangible assets were recorded. Amortization of indefinite lived intangibles and goodwill has ceased. If this new standard had been applied January 1, 2001 the elimination of the amortization of indefinite lived intangibles and goodwill would have increased net income by $0.01 per share, basic and diluted to $13.7 million ($0.31 per share, basic and diluted) for the quarter ended June 30, 2001. For the six months ended June 30, 2001, net income would have increased by $0.03 per share, basic and diluted to $23.2 million ($0.53 per share, basic and diluted).

The Company has completed the transitional impairment test for its reporting units and has determined that there was no impairment of goodwill at January 1, 2002.

Period ended June 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

Stock based compensation

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. The Company had no such instruments issued or outstanding since January 1, 2002. The Company accounts for stock options that are settled by the issuance of common shares as capital transactions and no compensation cost is recorded. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards granted after January 1, 2002 under the fair value method. Proforma compensation cost is amortized over the vesting period.

NOTE 2: ACQUISITIONS

During the quarter ended June 30, 2002, the Company increased its interest in Fibramold S.A. ("Fibramold"), a manufacturer of molded door facings located in Chile to 99.9% and acquired the remaining 50% of Premdor Mexico S.A. de C.V. it did not already own. Consideration was paid in cash and common shares of the Company. The purchase price was allocated as follows:

Current assets, net of cash	$6,037
Fixed assets and intangibles	52,524
Future income tax assets	9,548
Liabilities assumed	(20,640)
Cost of original equity investment	(24,501)
	$22,968
Consideration:	
Cash	$13,908
Common shares	9,060
	$22,968

These acquisitions have been accounted for using the purchase method of accounting. Fibramold was previously accounted for on the equity basis but is consolidated following the date of acquisition. No incremental operating results were included in the second quarter as a result of these transactions.

NOTE 4: ASSETS HELD FOR SALE

In the first quarter of 2002, the Company completed the sale of the Towanda facility. Earnings for the first quarter of 2002 exclude the results attributable to the Towanda facility. The balance of assets held for sale are expected to be disposed during 2002.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Period ended June 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

NOTE 5: INCOME TAXES

The income tax expense for the six months ended June 30, 2002 is comprised of a future income tax expense of $500 (2001 - $500) and current income tax expense of $12,207 (2001 - $9,732).

The income tax expense for the quarter ended June 30, 2002 is comprised of a future income tax expense of $750 (2001 – $1,108 recovery) and current income tax expense of $6,890 (2001 - $7,560).

The Company's effective income tax rate is the weighted average of federal, state and provincial rates in the domestic and foreign jurisdictions in which the Company operates.

NOTE 6: SHARE CAPITAL

Information with respect to outstanding common shares is as follows:

	Shares	Amount
June 30, 2002	53,195,261	$256,772
July 31, 2002	53,198,061	

During the six months ended June 30, 2002, 570,000 options were granted at an exercise price of $14.11 per share and 1,333,500 options and warrants were exercised at a weighted average exercise price of $7.15. The number of options outstanding at June 30, 2002 was 3,747,000 (December 31, 2001 – 4,310,500). The Company issued 125,000 common shares at a price of $15.37 in connection with a previous acquisition and 484,783 common shares in connection with the Fibramold acquisition at a price of $18.69.

NOTE 7: STOCK BASED COMPENSATION

During the first quarter of 2002, the Company granted 570,000 options that call for settlement by the issuance of common shares. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based compensation, the Company's net income for the six months ended June 30, 2002 would have been reduced by approximately $0.7 million or $0.01 per share (basic and diluted).

NOTE 8: EARNINGS PER SHARE

All options and warrants to purchase common shares outstanding during the six months ended June 30, 2002 were included in the computation of diluted earnings per share as the average market price per share during the reporting period was greater than the exercise prices.

For the six months ended June 30, 2001, 3,521,000 options and warrants at prices in excess of $10.22 per share were outstanding but were not included in the computation of diluted earnings per share

Period ended June 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

because the exercise price was greater than the average market price of the common shares for the reporting period.

The computations for basic and diluted earnings per share for the six months ended June 30 are as follows:

	2002	2001
Net income	$38,158	$21,758
Weighted average number of common shares		
Basic	51,833,000	43,953,000
Effect of options and warrants	1,943,000	51,000
Diluted	53,776,000	44,004,000
Earnings per share		
Basic	$0.74	$0.50
Diluted	0.71	0.50

The computations for basic and diluted earnings per share for the three months ended June 30 are as follows:

	2002	2001
Net income	$22,046	$13,098
Weighted average number of common shares		
Basic	52,267,000	43,953,000
Effect of options and warrants	1,931,000	152,000
Diluted	54,198,000	44,105,000
Earnings per share		
Basic	$0.42	$0.30
Diluted	0.41	0.30

The sum of basic and diluted earnings per share for the two quarters ended June 30, 2002 is different from the basic and diluted earnings per share for the six months ended June 30, 2002 due to differences in the average number of shares outstanding during the periods.

NOTE 9: COMMITMENTS

The Company has entered into foreign currency contracts to hedge foreign currency risk between various currencies, most significantly the Canadian dollar and the US dollar. At June 30, 2002 the unrealized exchange gain related to these foreign currency contracts was $3,592.

Period ended June 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

NOTE 10: SUPPLEMENTAL CASH FLOW INFORMATION

For the six months ended June 30:

	2002	2001
Interest paid	$17,293	$13,080
Income taxes paid	10,519	15,324
Shares issued in connection with business combinations	10,981	-

For the three months ended June 30:

	2002	2001
Interest paid	$9,481	$7,077
Income taxes paid	6,914	6,608
Shares issued in connection with business combination	9,060	-

NOTE 11: ADDITIONAL SEGMENTED INFORMATION

Capital assets employed in North America and Europe at June 30, 2002 were $506,127 and $168,896 respectively ($455,279 and $158,937, respectively, at December 31 2001). Goodwill in North America and Europe was $130,112 and $4,485, respectively, at June 30, 2002 ($113,243 and $4,165 respectively at December 31 2001.

NOTE 12: SUBSEQUENT EVENT

On July 31, 2002, the Company completed an amended and restated Senior Credit Facility. As a result of this transaction, Masonite's total bank debt now consists of $700 million in available senior secured credit facilities of which approximately $590 million was outstanding on July 31, 2002. The proceeds were used to repay existing indebtedness and to prepay the Subordinated Long Term Debt. Deferred financing fees associated with the settled debt will be expensed in the third quarter.

Also on July 31, 2002, Subordinated Long Term Debt of $125.5 million was settled for $105 million. This will result in a gain on extinguishment of debt being recorded in the third quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion has been prepared by management and is a review of the operating results and financial position of Masonite International Corporation (the "Company") for the six months and quarter ended June 30, 2002 based upon accounting principles generally accepted in Canada. All amounts are in United States dollars unless otherwise specified.

This discussion should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

Overview

The Company is primarily engaged in the manufacture and merchandising of doors, door components and door entry systems for sale to the home improvement and home construction markets. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

The market demand for the Company's products is influenced by the factors described in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report for the year ended December 31, 2001. Those factors have remained relatively unchanged during the first quarter of 2002.

The most significant change in the Company's operations between the second quarter of 2001 and 2002 is the effect of the acquisition of Masonite Corporation ("Masonite") as described in the Company's 2001 Annual Report.

Six months ended June 30, 2002 compared with six months ended June 30, 2001

Results of Operations

Consolidated sales in the first six months of 2002 increased 17% or $115 million to approximately $796 million from sales of $681 million in 2001. The acquisition of Masonite (completed on August 31, 2001) accounted for approximately 55% of increased sales in the period, with the remaining increase being broadly based throughout the Company's operations. Revenue from customers in the Company's two principal geographic markets, North America and Europe, was approximately 81% and 19%, respectively in comparison to 84% and 16% in the prior year. The increase in sales to European customers is primarily attributable to a higher proportion of the external Masonite sales being generated in Europe relative to the pre-existing operations. The proportion of revenues from interior and exterior products was approximately 67% and 33%, respectively, a minor change from 66% and 34% in the first half of 2001 due principally to the Masonite acquisition. This differs from the year ended December 31 2001 due to the effects of seasonality on the Company's exterior products.

Cost of sales, expressed as a percentage of sales, was 78.3% in 2002, a decrease from 82.2% in 2001. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to the following factors:

- Operating results in the first half of 2001 do not include the acquired Masonite operations;
- An improvement in the Company's existing North American operations;
- Improved results from European operations; and
- Benefits realized from the integration of the Company's door facing facilities with its door plants.

Selling, general and administrative expenses as a percentage of sales were 9.1% compared with 8.6%. The overall percentage is consistent with results following the Masonite acquisition. The increase in the percentage is primarily attributable to the fact that the majority of the sales of the acquired Masonite operations are intercompany and, therefore are eliminated upon consolidation, while the incremental selling, general and administrative costs are not eliminated upon consolidation.

Depreciation and amortization expense increased $6.7 million in the first six months of 2002 to $22.1 million from $15.4 million in 2001. The rise in depreciation and amortization is principally due to a higher fixed asset base resulting from completion of the Masonite acquisition on August 31, 2001.

Interest expense increased approximately $10.7 million in comparison to the first half of 2002. The increase in finance costs is due to additional debt incurred to finance both the Masonite acquisition and growth in the Company's operations.

The Company's effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The decrease in the effective rate to 23.5% in 2002 from 30.0% in 2001 results from more taxable income being earned in lower rate jurisdictions in 2002 than in 2001.

The Company's 2002 net income for the first half of the year increased 75% or $16.4 million to $38.2 million ($0.74 per share) from $21.8 million in 2001 ($0.50 per share). Basic earnings per share of $0.74 in 2002 and $0.50 in 2001 are calculated using the weighted average number of shares outstanding for the six-month period of 51.8 million and 44.0 million, respectively. Calculations of diluted earnings per share of $0.71 in 2002 and $0.50 in 2001 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

The Company generated $30.3 million of cash flow from operations in the first half of 2002 compared to $24.2 million in the same period in the prior year. The year over year increase can be attributed to the improvement in margins and a lower effective tax rate, partially offset by higher cash interest costs and increased investment in working capital.

Investing activities generated a net cash inflow of $62.6 million in the first half of 2002 compared to an outflow of $10.8 million in the prior year. The cash generated on the sale of the Towanda facility and other assets held for sale of contributed $102.2 million of cash flow that was principally used to repay indebtedness. Capital expenditures were $5.6 million higher in the current year as the company is now servicing a larger fixed asset base due to the Masonite acquisition. In the second quarter of 2002, the Company invested $13.9 million in cash to increase its ownership interest in Fibramold SA, a manufacturer of molded door skins located in Chile to 99.9% and the remaining 50% of Premdor Mexico SA de CV it did not already own.

Financing activities in the first half of 2002 utilized $95.8 million of cash flow compared to $12.1 million in the prior year. The proceeds from the sale of the Towanda facility were used to reduce indebtedness under the $100 million asset sale bridge loan. The Company also repaid long-term debt of $6.2 million. The issuance of common shares on the exercise of options and warrants generated $9.5 million of cash flow in 2002.

Second Quarter of 2002 compared with Second Quarter of 2001

Results of Operations and Cash flows

Consolidated sales in the second quarter of 2002 increased 15% or $55 million to approximately $415 million from sales of $361 million in 2001. The acquisition of Masonite (completed on August 31, 2001) accounted for approximately 60% of increased sales in the second quarter, with the remaining increase being broadly based throughout the Company's operations. Revenue from customers in the Company's two principal geographic markets, North America and Europe, was approximately 81% and 19%, respectively, in the second quarter of 2002 compared to approximately 84% and 16% in 2001. The increase in the proportion of sales to European customers is attributable to the Masonite acquisition as described above. The proportion of revenues from interior and exterior products was approximately 66% and 34%, respectively, a minor change from 63% and 37% in the second quarter of 2001 due principally to the Masonite acquisition. This differs from the year ended December 31 2001 due to the effects of seasonality on the Company's exterior products.

Cost of sales, expressed as a percentage of sales, was 77.6% in 2002, a decrease from 82.1% in 2001. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to the factors described above in the results of operations of the six months ended June 30, 2002.

Selling, general and administrative expenses as a percentage of sales were 9.2% compared with 8.1%. The increase in the percentage is attributable to the impact of the Masonite acquisition as described above.

Depreciation and amortization expense increased $3.4 million in the second quarter of 2002 to $11.1 million from $7.7 million in 2001. The rise in depreciation and amortization is principally due to a higher fixed asset base resulting from completion of the Masonite acquisition on August 31, 2001.

Interest expense increased approximately $5.7 million in the second quarter of 2002. The increase in finance costs is due to additional debt incurred to finance both the Masonite acquisition and growth in the Company's operations.

The Company's effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada,

France, the United Kingdom and Ireland. The decrease in the effective rate to 24.0% in 2002 from 30.6% in 2001 results from more taxable income being earned in lower rate jurisdictions in 2002 than in 2001.

The Company's 2002 net income for the quarter increased approximately 68% or $8.9 million to $22.0 million ($0.42 per share) from $13.1 million in 2001 ($0.30 per share). Basic earnings per share of $0.42 in 2002 and $0.30 in 2001 are calculated using the weighted average number of shares outstanding for the quarter of 52.3 million and 44.0 million, respectively. Calculations of diluted earnings per share of $0.41 in 2002 and $0.30 in 2001 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

During second quarter of 2002, Masonite International generated $23.6 million of cash from operations as compared to $21.4 million in the prior year. The increased margins and lower effective tax rate were partially offset by higher cash interest costs and an increased investment in working capital.

An additional $2.2 million of proceeds was generated from assets held for sale during the second quarter of 2002. Expenditures on property, plant and equipment increased $2.8 million from the prior year due to the larger fixed asset base following the Masonite acquisition. The Company invested $13.9 million in acquisitions as discussed previously.

The exercise of common stock options and warrants generated $7.6 million in cash flow. Net draws on bank indebtedness were $1.9 million. The company also made repayments on long-term debt of $5.0 million in the quarter. In total, the Company generated $4.5 million in cash from financing activities compared to using $18.7 million in the prior year with the principal differences being the common share proceeds and the utilization of bank indebtedness.

Liquidity and Financial Condition

Consolidated net working capital increased by $36.2 million to $348.1 million at June 30, 2002. The Company's working capital ratio improved to 2.35:1.0 at June 30, 2002 from 1.92:1.0 at December 31, 2001.

During the first six months of 2002, the Canadian dollar, the Euro and the British pound have all strengthened against the Company's reporting currency, the US dollar. The impact has been that the cumulative translation adjustment account has decreased from a deficit of $37.4 million at December 31, 2001 to a deficit of $7.1 million at June 30, 2002. The offset to this has been an increase in the US dollar equivalent of the underlying foreign currency assets and liabilities of the foreign operations.

Net property plant and equipment increased from $614 million at year-end to $675 million at June 30, 2002. Approximately $52 million of the increase is attributable to the acquisition of Fibramold. Fibramold was consolidated at June 30, 2002 and was an equity investment at December 31, 2001. Another portion of the change of is due to the strengthening of the Euro and the Canadian dollar relative to the US dollar that translates into higher fixed asset values when translated from local currencies to the US dollar.

The decrease in other assets is principally attributable to the conversion to consolidation from equity accounting for Fibramold. The cost of the original equity investment was included in other assets at December 31, 2001.

The Company and its subsidiaries had approximately $120 million of revolving bank credit facilities established at June 30, 2002. Approximately $6.2 million of the Company's $20 million of current revolving bank lines was utilized at the end of the first quarter of 2002 and was classified as current bank indebtedness. Nothing was drawn at June 30, 2002 on the Company's $100 million long term revolving bank line. The Company also had cash on hand of $48.8 million as at June 30, 2002.

The Company's interest bearing debt (net of cash on hand) to equity ratio improved to 1.20:1.0 from 1.66:1.0 at December 31, 2001.

On July 31, 2002, the Company completed an amended and restated Senior Credit Facility. As a result of this transaction, Masonite's total bank debt now consists of $700 million in available senior secured credit facilities of which approximately $590 million was outstanding on July 31, 2002. The proceeds were used to repay existing indebtedness and to prepay the Subordinated Long Term Debt. Deferred financing fees associated with the settled debt will be expensed in the third quarter.

Also on July 31, 2002, Subordinated Long Term Debt of $125.5 million was settled for $105 million. This will result in a gain on extinguishment of debt being recorded in the third quarter.

Business Risks and Uncertainties

The Company periodically enters into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. The foreign exchange contracts outstanding at June 30, 2002 are described in Note 9 to the unaudited consolidated financial statements. Additional information with respect to the Company's use of financial instruments is available in the audited consolidated financial statements included in the Company's 2001 Annual Report.

Accounting Policies

Effective January 1, 2002, the Company adopted two new accounting standards promulgated by the Canadian Institute of Chartered Accountants (the "CICA"). These standards are CICA Handbook Section 3062: Goodwill and other intangibles ("Section 3062") and CICA Handbook Section 3870: Stock based compensation and other stock based payments ("Section 3870").

The effect of Section 3062 on the Company was to end the amortization of goodwill and other intangible assets with indefinite useful lives and to test for impairment in accordance with the new accounting guidelines. A more extensive discussion of the effect of the adoption of the change in accounting standards Note 1 to the unaudited consolidated financial statements.

The adoption of Section 3870 did not require any change to the Company's existing accounting policy for the grant of stock options to employees. The standard does require additional disclosure as provided in Note 7 to the unaudited consolidated financial statements.

Forward-Looking Statements

This Quarterly Report contains a number of "forward-looking statements". All statements, other than statements of historical fact, included in this Quarterly Report that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company and its management considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.